

December 13, 2011

Via Facsimile
Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re:** **First China Pharmaceutical Group Inc.**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed December 2, 2011**
> **Amendment No. 3 to Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed December 2, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Financial Statements

Note 15 Subsequent Event, page F-30

Corporate re-organization & Intended Disposal of XYT

1. We note your response to prior comment 5 from our letter dated November 17, 2011. We await your corrected and updated disclosures in the amended Form 10-K.

2. We note your response to prior comment 6 from our letter dated November 17, 2011. We await your corrected and updated disclosures in the amended Form 10-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 18 Subsequent Event, page 25

3. We note your response to prior comment 5 from our letter dated November 17, 2011. We await your corrected and updated disclosures in the amended Form 10-Q.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Mark C. Lee, Esq.
          Greenberg Traurig, LLP